HSBC Finance Corporation

EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Three months ended
	March 31,

	2006	2005

	(dollars are in
	millions)
Net income	$888	$626
Income tax expense	511	341

Income before income tax expense	1,399	967

Fixed charges:
Interest expense	1,623	1,062
Interest portion of rentals(1)	16	15

Total fixed charges	1,639	1,077

Total earnings as defined	$3,038	$2,044

Ratio of earnings to fixed charges	1.85	1.90
Preferred stock dividends(2)	14	28
Ratio of earnings to combined fixed charges and preferred stock dividends	1.84	1.85

(1)	Represents one-third of rentals, which approximates the portion representing interest.

(2)	Preferred stock dividends are grossed up to their pretax equivalents.